U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

August 9, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    Total Fund Solution (the “Trust”)
Securities Act Registration No: 333-_____
Investment Company Registration No: 811-23724

Dear Sir or Madam:

Submitted electronically via the EDGAR system are documents prepared in connection with the registration of Total Fund Solution (the “Trust”) as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and the registration of the Trust’s securities under the Securities Act of 1933 (the “1933 Act”). The Trust currently consists of one series: the Cromwell Marketfield L/S Fund.

The first item submitted for filing is Form N-8A, a Notification of Registration under the 1940 Act. You will note that the Form N-8A is filed in the short form version, since the Trust is also filing a registration statement pursuant to Section 8(b) of the 1940 Act concurrently with the filing of this form. The second item submitted for filing is the Trust’s Registration Statement on Form N-1A. This form is being filed under both the 1940 Act (to register the Fund under the Act) and under the 1933 Act (to register the Fund’s securities for public sale).

For your information, this filing is being made to accommodate the eventual reorganization of the Marketfield Fund, a predecessor fund currently a series of Trust for Professional Managers (the “Marketfield Fund”), into the Cromwell Marketfield L/S Fund, the first portfolio series of the Trust. To this end, please note that the Prospectus and Statement of Additional Information (“SAI”) filed with the Trust’s Form N-1A is substantially similar to the Prospectus and SAI of the Marketfield Fund (File Nos. 333-62298 and 811-10401). It is intended that the Marketfield Fund will first reorganize as the Cromwell Marketfield L/S Fund (“Cromwell Marketfield”), a separate series of Total Fund Solution (“TFS Trust”) (File Nos. 333-_____ and 811-23724) by the end of 2021. The Marketfield Fund currently being offered to shareholders is part of the Marketfield Fund Prospectus and SAI dated April 30, 2021, filed electronically via the EDGAR system pursuant to Rule 485(b) of the 1933 Act as the definitive forms on April 23, 2021. The Fund does not expect to launch unless and until the reorganization has been approved by shareholders of the Marketfield Fund.

The Trust elects to register an indefinite number of securities under the 1933 Act pursuant to Rule 24f-2.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363 or elaine.richards@usbank.com.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
For U.S. Bank Global Fund Services

Enclosures